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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*

                            IBP, inc.
  _____________________________________________________________
                        (Name of Issuer)

                          COMMON STOCK
  _____________________________________________________________
                 (Title of Class of Securities)

                           449223-10-6
         ______________________________________________
                         (CUSIP Number)

   D. J. Smith, Secretary and General Counsel, Archer-Daniels-
                        Midland Company,
     4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525,
                    Telephone:  (217)424-6183
 ______________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         January 1, 2001
       ___________________________________________________
     (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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This  information required on the remainder of  this  cover  page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1    NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Archer-Daniels-Midland Company
     I.R.S. Identification No. 41-0129150

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a)__
                                                          (b)__

3    SEC USE ONLY


4    SOURCE OF FUNDS *
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)  __x__
     See Appendix I

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                     7    SOLE VOTING POWER
                          12,951,400
     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     8    SHARED VOTING POWER
                          -0-

                     9    SOLE DISPOSITIVE POWER
                          12,951,400

                     10   SHARED DISPOSITIVE POWER
                          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,951,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
     CERTAIN SHARES * __

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.26% based on 105,644,598 shares outstanding
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14   TYPE OF REPORTING PERSON *
     CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

                 ARCHER-DANIELS-MIDLAND COMPANY

           Statement Pursuant to Section 13(d) of the
                 Securities Exchange Act of 1934

Item 4.   Purpose of Transaction.

     On January 1, 2001, Rawhide Acquisition Corporation ("Merger Sub"), Rawhide Holdings Corporation ("Rawhide Holdings") and the Issuer terminated the Agreement and Plan of Merger dated as of October 1, 2000 (the "Merger Agreement") whereby Merger Sub was to be merged with and into the Issuer. In connection with the termination, ADM was released from (i) the Voting Agreement dated October 1, 2000, between Rawhide Holdings, Merger Sub and each of ADM, Booth Creek Partners Limited III, LLP, and Jeffrey J. Joyce ("Joyce"), (ii) the Commitment Letter dated October 1, 2000 between Rawhide Holdings and each of DLJ Merchant Banking Partners III, L.P. ("DLJMB"), ADM, and certain other investors, and (iii) the Letter Agreement dated October 1, 2000 between DLJMB and each of ADM and Joyce.

      ADM has purchased shares of the Common Stock of the Issuer for investment purposes. ADM may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by it, which may include tendering shares for purchase by Tyson Foods, Inc. or an affiliate of Tyson Foods, Inc.

      Except as set forth above, ADM has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities
Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

      The Issuer is believed to have 105,644,598 shares of Common Stock outstanding. ADM beneficially owns 12,951,400 shares of the Common Stock or approximately 12.26% of the outstanding Common Stock described above and has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares. Neither ADM nor any director or executive officer of ADM beneficially owns or has a right to acquire, directly or indirectly, any additional shares of Common Stock of the Issuer.

      During the past sixty days there have been no transactions in shares of Common Stock of the Issuer by ADM or any director or executive officer of ADM.

Item 6.       Contracts,    Arrangements,    Understandings    or
     Relationships With Respect to Securities of the Issuer.

     None.
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Item 7.   Materials to be Filed as Exhibits.

       None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    January 9, 2001

                              ARCHER-DANIELS-MIDLAND COMPANY

                              /s/D. J. SMITH
                              By:D. J. Smith
                               Its Vice President, Secretary  and
General Counsel

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                           APPENDIX I

      On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement this Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

      On May 27, 1998, the Company pled guilty to a three count indictment in the Federal Court of Canada pursuant to an agreement with Director of Investigation and Research and the Attorney General of Canada. The indictment alleged that the Company engaged in anticompetitive conduct in connection with lysine and citric acid. The Company paid a fine of $16 million (Canadian Dollars).


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